July 31, 2020


Via E-Mail
Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

       Re:    Corelogic, Inc.
              PREC14A filed July 31, 2020
              Filed by Senator Investment Group, Inc., et al.
              File No. 1-13585

              Schedule 13D filed June 30, 2020
              File No. 5-17546

Dear Mr. Brand:

        The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by revising your proxy statement or beneficial ownership report, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement or Schedule 13D, as the context requires, unless otherwise indicated.

Preliminary Proxy Statement filed July 31, 2020 - General

   1. Explain for the benefits of shareholders whom you are soliciting why the participants in this solicitation cannot, by virtue of the total percentage of shares of Common Stock they control, call the special meeting.

   2. Disclose the time period during which executed consents will remain valid. Also disclose the cut-off date for the submission of consents and/or how you intend to notify security holders of when the consent solicitation will end.
 Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
July 31, 2020
Page 2



Plans for the Special Meeting, page 7

      3. Consider prominently disclosing that even if you are able to require the Company to call the special meeting pursuant to this solicitation, the matters to be voted upon at the special meeting will not include your proposal to acquire the Company.

Revocation Procedure, page 12

      4. The disclosure here indicates that shareholders may revoke a previously-granted consent to call the special meeting only by delivering a notice of revocation to the Company.
         However, the form of proxy included with your proxy statement references revocations submitted to the Requesting Stockholder. Please revise or advise.

Form of Special Meeting Request Card

      5. Please mark the form of consent    preliminary.    See Rule
14a-6(e)(1).

Schedule 13D filed June 30, 2020

      6. The disclosure in Item 6 of the Schedule 13D filed June 30, 2020 indicates that SFS entered into cash-settled total return swaps relating to 3,942,810 shares of Common Stock and total return swaps and forward contracts referencing 1,435,000 shares of Common
         Stock. Please file as an exhibit(s) the underlying contracts referenced in Item 6. See Item
         7 of Schedule 13D.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263, or in my absence, Dan Duchovny, at (202)
551-3619.


                                                      Sincerely,

                                                      /s/ Christina Chalk

                                                      Christina Chalk
                                                      Senior Special Counsel
                                                      Office of Mergers and
Acquisitions


cc:      Joshua Apfelroth, Esq. (via email)